ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-50876

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Naugatuck Valley Savings and Loan Employees Savings Plan 401(k)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Naugatuck Valley Savings and Loan Employees Savings Plan 401(k) (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financials will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6.26.2009

Naugatuck Valley Savings and Loan Employees Savings Plan 401(k)

Plan Administrator

US2008 713997.1